

Günther Förg (1952–2013)

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Untitled (2007)



Günther Förg (b. 1952–d. 2013, Germany) was an important German artist who pushed the boundaries of his artistic practice in painting, sculpture and photography as an exploration of modernism and the avant-garde.

INVESTMENT THESIS

Price Appreciation of Similar Works
30.7%

Appraised Value
N/A

Initial Offering
$777,000

Similar Sales



$1.2m
$0.9m
$0.6m
$0.3m
$0.0
10
13
16
19

Investment Overview

Offering Circular		sec.gov/edgar
Auction History	significant	31 years
2020 Auction Sales	moderate	$13,722,873
Repeat Sales		view

22% Progress

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DEAL SHEET

WHY WE LIKE THIS PAINTING

- Günther Förg was a German contemporary artist who was known for pushing the boundaries of art in a variety of mediums.
- A very similar Spot Painting (also in a limited red palette) previously held the record for the series at $386,105 set in 2016. In 2019, a new record was set for the series at $1,220,000, marking a significant shift in price for the series.
- Although there are no guarantees, similar works have appreciated by 30.7% per year historically.
- The artist's second and third auction records are held by Spot Paintings, making this series one of the most desirable from the artist's varied oeuvre.
- Masterworks evaluated nearly 70 works by Förg before agreeing to purchase Untitled (2007), our fourth acquisition by the artist.

Past performance is no guarantee of future results. Repeat sales data may be limited and not representative of the entire artist market. An investor must read the Offering Circular before making an investment decision.



2020 Auction Sales	2020 Number of Lots Sold
$13,722,873	176

GÜNTHER b. 1952, GERMANY–d. 2013, GERMANY

FÖRG



THE PAINTING

Untitled, 2007

Acrylic on canvas
77 × 91 in. (195 × 230 cm.)

Offering Circular: sec.gov/edgar

ANNUAL APPRECIATION OF SIMILAR WORKS[1]

30.7%

INITIAL OFFERING

$777,000

Günther Förg's multi-disciplinary practice is celebrated for its contemporary exploration of modernism and the avant-garde.

The Painting is a vibrant example from Günther Förg's Spot Painting series, which he worked on towards the end of his life. Paintings from this series are distinguished by swathes of color against a white or neutral ground and are among his most desirable works in the art market. These colorful, commercial paintings are seen as manifestations of the artist's expressive freedom, and are iconic within his broad and varied practice. As of April 26, 2021, the second and third most expensive paintings by the artist to sell at auction were Spot Paintings.

The Painting is an orange, pink and red example from the Spot Painting series. Similar to the Painting in its limited color palette and composition, *Untitled* (2007) became the top record for a Spot Painting when it sold on February 12, 2016 for $386,105 (£266,500). This sale remained the top record for a Spot Painting until the sale of *Untitled* (2007), which sold for $1,220,000 in November 2019, and marked a significant shift in price for the series. As of April 26, 2021, the aforementioned February 2016 sale of *Untitled* (2007) has been the only sale of a similar limited red palette Spot Painting in auction history.

At roughly six feet in height and eight feet in width, the Painting is both large format and domestically scaled, as compared to other works in the Spot Painting series which can measure in excess of 100 inches in height and width. The vibrant reddish hues, dynamic composition, size and execution of the Painting make this work a particularly commercial and desirable example from the Spot Painting series.

Förg enrolled in the Academy of Fine Arts in Munich in 1973, where he studied until 1979. The following year, he received his first solo show at the Rüdiger Schöttle Gallery in Munich, where he showed a series of monochrome paintings. In his decades-long artistic career that evolved since, Förg explored a variety of media and pioneered a cross-disciplinary approach to his practice, with special attention to photography and painting. The organic evolution of his paintings was inspired by a dialogue with various art historical movements, including 20th century Modernism and Abstract Expressionism. The artist passed away in 2013 at the age of 61, from cancer related illness.

Artworks by Günther Förg are held in some of the most important permanent collections in the world, including the Museum of Modern Art in New York, the San Francisco Museum of Modern Art, the Broad in Los Angeles, the Tate Modern in London, and the Louisiana Museum of Modern Art in Denmark. In 2018, Förg was the subject of a major retrospective mounted by the Stedelijk Museum in Amsterdam, which traveled to the Dallas Art Museum and further heightened the international interest in his work. The exhibit culminated in a presentation of the Spot Paintings, a vibrant series the artist worked on in his late career, which has become recognized as the pinnacle of the Förg's artistic exploration. As of April 26, 2021, the auction record for the artist is *Untitled* (1990), a twenty-two piece installation which sold for £1,331,250 ($1,726,552) in 2020, followed by *Untitled* (2007), a large scale Spot Painting, which sold for $1,220,000 in 2019, and *Untitled* (2007), which sold for £731,250 ($948,387) in 2020.

AUCTION RESULTS FOR SIMILAR WORKS[2]


$1.4M
$1.M
$0.7M
$0.3M
2010
2011
2012
2012
2013
2014
2015
2016
2016
2017
2018
2019
2020
2020


Fang 07





Fenig 07

Artworks by Günther Förg are held in some of the most important permanent collections in the world, including the Museum of Modern Art in New York, the San Francisco Museum of Modern Art, the Broad in Los Angeles, the Tate Modern in London, and the Louisiana Museum of Modern Art in Denmark.



1. Historical appreciation rates reflect an implied annualized return for a given artwork based on its purchase and sale at auction, including purchase and sale commissions paid to the auction house. Historical appreciation rates are not comparable to, or intended to represent or be a proxy, for returns on Masterworks shares. Artist information is presented for illustrative purposes only and Masterworks does not own, securitize, purchase or sell works by all of such artists. Past performance is no guarantee of future results, and an investor can lose money.

2. The table and chart capture the historical data for selected auctions sales transactions, which are similar to the Painting. The set of similar sales comprise paintings by Günther Förg with the following criteria: paintings from the Spot Painting series that were created between 2007 and 2008, that are no smaller than 50 inches by 50 inches and no larger than 120 inches by 160 inches. Where the buyer's premium was unavailable due to incomplete data, a buyer's premium of twenty percent of the hammer price was applied. The data was sourced from publicly available auction records and does not include private sales. Such data may be incomplete or inaccurate. Although the paintings in the comparables set have similar characteristics to the Painting, each individual painting is unique in terms of artistic content, coloring, condition, provenance and other factors. We, therefore, cannot make any determination or representation that any of the data set forth is useful in determining the value of the Painting and you are urged not to place undue reliance on such data. For the purposes of the table, any sale that was conducted in a foreign currency has been converted to US Dollars at the prevailing exchange rate as of the applicable sale date. The realized prices comprised by this set of comparable transactions have increased at an estimated 30.7% CAGR implied from selected sales occurring from October 4, 2010 to December 2, 2020.